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                                           Filing pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                       Filer: Huntington Bancshares Incorporated
                                         Subject Company: Unizan Financial Corp.
                                                  Commission File No. 333-113639


FORWARD-LOOKING STATEMENTS

This filing contains certain forward-looking statements, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Unizan may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Unizan's stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington's 2003 Annual Report on Form 10-K, Unizan's 2003 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Unizan with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Unizan assume any obligation to update any forward-looking statement.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Huntington has filed a registration statement on Form S-4 with the Securities and Exchange Commission which includes a proxy statement/prospectus regarding the proposed merger. Stockholders may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio 44702, Attention: Media Relations, 330-438-4858.

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

The directors and executive officers of Unizan and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Unizan's directors and executive officers is available in its proxy statement filed with the SEC by Unizan on March 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.


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[OHIO LEGACY BANK LOGO]






FOR IMMEDIATE RELEASE


OHIO LEGACY CONTACTS:
---------------------

INVESTOR CONTACT: L. Dwight Douce             MEDIA CONTACT: Michael J. Saporito
Ohio Legacy Bank                              Ohio Legacy Bank
President and Chief Executive Officer         Senior Vice President and Chief Operating Officer
Telephone: 330.263.1955                       Telephone: 330-263-5427
E-mail address: ddouce@ohiolegacybank.com     E-mail address: msaporito@ohiolegacybank.com


         OHIO LEGACY BANK TO ACQUIRE UNIZAN BANK'S WOOSTER, OHIO OFFICE

Wooster, Ohio, May 21, 2004 - Ohio Legacy Bank, N.A., a subsidiary of Ohio Legacy Corp (NasdaqSC:OLCB), today announced that Ohio Legacy Bank has entered into a purchase and assumption agreement to acquire Unizan Bank's financial center located at 343 West Milltown, Wooster, Ohio.

Under the purchase agreement, Ohio Legacy Bank would acquire the physical assets and approximately $16.3 million of deposits of Unizan's Wooster financial center. Pending Office of the Comptroller of the Currency (OCC) approval, the purchase is expected to close in the third quarter of 2004.

"We look forward to welcoming Unizan's Milltown office to Ohio Legacy Bank," said L. Dwight Douce, Ohio Legacy president and chief executive officer. "Unizan's Milltown financial center complements Ohio Legacy's geographical footprint and supports our strategy to expand our Wooster operation on the north end of the community. The addition of this location to our network will enable our existing clients and prospects to bank near the thriving Milltown commercial and retail market," Douce concluded.

Ohio Legacy Corp is a bank holding company headquartered in Wooster, Ohio. Its subsidiary, Ohio Legacy Bank provides commercial and retail banking services to small businesses and consumers in Holmes, Stark and Wayne Counties in northeast Ohio.

Unizan Financial Corp., a $2.8 billion holding company, is a premier financial services organization headquartered in Canton, Ohio. The company operates 43 full-service retail financial centers in five metropolitan markets in Ohio - Canton, Columbus, Dayton, Newark and Zanesville. On January 27, 2004, Huntington Bancshares Incorporated (NASDAQ: HBAN) and Unizan (NASDAQ:UNIZ) announced the signing of a definitive agreement to merge the two organizations. The merger is expected to close in early July of 2004, pending shareholder and customary regulatory approvals. Huntington has consented to Unizan's divestiture of its Milltown office.